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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    --------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             INFOMED HOLDINGS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                   456658103
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                                 (CUSIP Number)

                           JAMES A. TRAMONTE, ESQ.
                          SIMIONE CENTRAL HOLDING, INC.
                             6650 POWERS FERRY ROAD
                             ATLANTA, GEORGIA 30339
                                 (770) 644-6700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 8, 1996
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.



                         (Continue on following pages)
                              (Page 1 of 7 Pages)


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------------------------                             --------------------
CUSIP NO. 456658103                13D                 PAGE 2 OF 7 PAGES
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    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Gary M. Bremer                       Social Security Number
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS      OO
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /

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    6        CITIZENSHIP OR PLACE OF ORGANIZATION          USA
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                 NUMBER OF                       7   SOLE VOTING POWER
                   SHARES                                3,085,204
                BENEFICIALLY                     ------------------------------
                  OWNED BY                       8   SHARED VOTING POWER
                    EACH                                   -0-
                 REPORTING                       ------------------------------
                PERSON WITH                      9   SOLE DISPOSITIVE POWER
                                                         1,755,804
                                                 ------------------------------
                                                 10  SHARED DISPOSITIVE POWER
                                                            -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                                       3,085,204
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         25.4%

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    14       TYPE OF REPORTING PERSON
                                          IN
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                              (Page 2 of 7 Pages)

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Item 1.           Security and Issuer

         This statement relates to the common stock, $.001 Par Value (the "Common Stock"), of InfoMed Holdings, Inc., a Delaware corporation having its principal place of business at 6650 Powers Ferry Road, Atlanta, Georgia 30339 (the "Company").

Item 2.           Identity and Background

         This statement is being filed by Gary M. Bremer (the "Holder"), a citizen of the United States of America, whose principal occupation is to serve as Chief Executive Officer and Chairman of the Company. The Company's principal business is to design, develop, market and service information systems for the home care industry. The Holder's mailing address and the Company's address at which the Holder's employment is conducted is 6650 Powers Ferry Road, Atlanta, Georgia 30339.

         During the last five years, the Holder has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds and Other Consideration

         The Holder obtained certain shares of the Common Stock, as described in Item 5, pursuant to an Amended and Restated Agreement and Plan of Merger dated as of September 5, 1996 (the "Merger Agreement") by and among the Company, Simione Central Holding, Inc., a Georgia corporation ("SCHI"), and the Company's wholly-owned subsidiary, Infosub, Inc., a Georgia corporation ("Infosub"), pursuant to which Infosub was merged (the "Merger") with and into the Company effective as of October 8, 1996 (the "Effective Date"). Pursuant to the Merger Agreement, the Holder obtained beneficial ownership of the shares of the Company's Common Stock described in Item 5 in exchange for the shares of common stock of SCHI beneficially owned by Holder as of the Effective Date.

Item 4.           Purpose of Transaction

         As of October 8, 1996, the Holder acquired beneficial ownership of the Common Stock of the Company described in Item 5 pursuant to the Merger Agreement. The Holder was the founder of SCHI and Chief Executive Officer of SCHI prior to the Effective Date. Pursuant to the Merger Agreement, each issued and outstanding share of SCHI common stock ceased to be outstanding and was converted into and exchanged for the right to receive .22021 of a share of the Company's Common Stock as of the Effective Date.

         Based on the 35,959,075 shares of SCHI Class A common stock and the one share of SCHI Class B common stock outstanding as of the Effective Date, the Company issued a total of approximately 7,918,547 shares of the Company's Common Stock to the former holders of

                              (Page 3 of 7 Pages)

SCHI common stock, who collectively own approximately 67.0% of the outstanding shares of the Company's Common Stock after giving effect to the Merger and the conversion of the Company's outstanding shares of Convertible Preferred Stock (the "Convertible Preferred Stock") into shares of the Company's Common Stock. The Merger Agreement also provided that at the Effective Date, all rights with respect to SCHI common stock pursuant to SCHI stock options which were outstanding at the time of the Merger, whether or not exercisable, would be converted and become rights with respect to the Company's Common Stock. The Merger Agreement also provided that at the Effective Date, all rights with respect to SCHI warrants, whether or not exercisable, would be converted and become rights with respect to the Company Common Stock.

         The Merger Agreement further stated that, following the consummation of the Merger, the officers of the Company would include: the Holder, as Chief Executive Officer and Chairman; James R. Henderson, President; William J. Simione, Jr., Executive Vice President; Gary W. Rasmussen, Chief Operating Officer; Lori Nadler Siegel, Chief Financial Officer and Treasurer; and James
A. Tramonte, General Counsel and Secretary, all of whom were formerly officers of SCHI.

         In addition, pursuant to the Merger Agreement, as a result of the consummation of the Merger, the Board of Directors of the Company now consists of the Holder, William J. Simione, Jr., James R. Henderson, Barrett C. O'Donnell and Murali Anantharaman. Of the current directors of the Company, only Messrs. O'Donnell and Anantharaman served as directors prior to the Merger, although the total number of directors has not changed.

         As Chief Executive Officer and Chairman of the Board of the Company, the Holder will be actively involved in the management and affairs of the Company and may from time to time evaluate a variety of proposals or alternatives in order to advance the best interests of the Company and its stockholders. Management and the Board of Directors of the Company, including the Holder, are currently reviewing the structure and composition of the Board of Directors and may propose certain changes appropriate for a public company, such as the addition of one or more outside directors.

         The Holder has no present plans or proposals, other than as described above, which may relate to or would result in: (a) the acquisition by a person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination

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of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of
1934; or (j) any action similar to any of those enumerated above. The Holder reserves the right to adopt other plans or proposals in the future.

Item 5.           Interest in Securities of Issuer

         At the close of business on October 8, 1996, the Holder beneficially owned 3,085,204 shares of the Common Stock, which represents approximately 25.4% of the shares of the Common Stock outstanding on such date, including 1,425,489 shares owned directly by the Holder and 330,315 shares issuable upon the exercise of stock options exercisable within 60 days. The Holder has sole voting power with respect to such shares.

         The Holder may also be deemed to be the beneficial owner of 1,329,400 shares of Common Stock beneficially owned by the persons identified below who have entered into voting agreements (the "Voting Agreements") pursuant to which the Holder has been granted sole voting power with respect to such shares.


                                                    Shares Subject to
                  Holder Name                       Voting Agreement
                  -----------                       -----------------
                  G. Blake Bremer                          63,097

                  Douglas Caddell                          31,548

                  Larry Clark                               6,309

                  A. Curtis Eade                           63,097

                  James R. Henderson                       31,548

                  John Isett                               38,536

                  Howard B. Krone, M.D.                   630,974
                  2801 N. Decatur Road, Suite 2000
                  Decatur, Georgia 30033

                  Cindy Lumpkin                            37,858

                  Richard Parlontieri                      15,774

                  Gary Rasmussen                           63,097

                  Jerry Sevy                                6,309

                  Allen Siebert III                        12,619

                  Lori N. Siegel                            6,309

                  Robert Simione                          22,084

                  William J. Simione, Jr.                 157,743

                  James A. Tramonte                        35,233

                  Kenneth Wall                             12,619

                  Katherine L. Wetherbee                   94,646

                                                        =========

                                              Total     1,329,400
                                                        =========

Except as indicated above for Mr. Krone, the business address of each person identified in the table above is c/o Simione Central Holding, Inc., 6650 Powers Ferry Road, Atlanta, Georgia 30339.

         The Holder has no dispositive power with respect to the Common Stock subject to the Voting Agreements. To the knowledge of Holder, each of the persons who has entered into a voting agreement with Holder (i) is a United States citizen and (ii) has not, during the last five years, been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Except as set forth above, Holder has not effected any transactions in the Company's Common Stock during the sixty days preceding this statement.


                              (Page 5 of 7 Pages)

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Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer

         The Holder is a party to Voting Agreements with the parties identified in Item 5 pursuant to which the Holder has sole voting power with respect to the shares subject to the Voting Agreements. A copy of the form of Voting Agreement between the Holder and the parties identified in Item 5 is filed as
Exhibit 99.2 herewith.

         The Company has executed a registration rights agreement, a copy of which is filed as Exhibit 99.3 herewith (the "Registration Rights
Agreement"). Under the terms of the Registration Rights Agreement, each holder of SCHI common stock who receives shares of Common Stock in the Merger and certain large holders of Common Stock are entitled to require that the Company undertake to register resales of shares of Common Stock held by such holders under the federal Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws. Subject to certain limitations, such holders shall be entitled to up to three demand registrations and unlimited rights to participate in other registrations undertaken by the Company. In addition, the Company has agreed that, within 45 days after it becomes eligible for use of certain registration statement forms that permit filings made by the Company under the Exchange Act to be incorporated by reference, it will file and seek to maintain in effect a "shelf" registration permitting resales of such shares from time to time (subject to certain limitations for holders of more than 20,000 shares of Common Stock following the Merger). In connection with any such registrations, the Company has agreed to pay all expenses of registration, other than underwriters' and brokers' discounts and commissions. The Company also has agreed, subject to certain limitations, to indemnify any selling shareholder from and against any liabilities arising under the Securities Act in connection with such registrations.

         Except as otherwise described herein, the Holder is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits

        *99.1 Amended and Restated Agreement and Plan of Merger by and among InfoMed Holdings, Inc., Simione Central Holding, Inc. and Infosub, Inc., dated as of September 5, 1996. (Exhibit
                  2.1 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 16,
                  1996).

         99.2     Form of voting agreements.

         99.3     Registration Rights Agreement.

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*    Incorporated by reference


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 18, 1996                             /s/ Gary M. Bremer
                                                    ------------------------
                                                    Name:  Gary M. Bremer






                              (Page 7 of 7 Pages)
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                                 EXHIBIT INDEX


Exhibit
Number                         Exhibit Description
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*99.1    Amended and Restated Agreement and Plan of Merger by and among InfoMed
         Holdings, Inc., Simione Central Holding, Inc. and Infosub, Inc., dated as of September 5, 1996. (Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 16, 1996).

99.2     Form of voting agreement.

99.3     Registration Rights Agreement.

----------------------
*  Incorporated by reference